SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Canterbury Park Holding Corporation

(Name of Issuer)

Common stock, $.01 par value

(Title of Class of Securities)

13811E 10 1

(CUSIP Number)

December 31, 2008

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 13811E 10 1

1	Name of Reporting Person: I.R.S. Identification No. of above Person (entities only): Curtis A. Sampson

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 879,950

	6	Shared Voting Power 11,300

	7	Sole Dispositive Power 879,950

	8	Shared Dispositive Power 11,300

9	Aggregate Amount Beneficially Owned by Each Reporting Person 891,250

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 22.51%

12	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Canterbury Park Holding Corporation
	(b)	Address of Issuer’s Principal Executive Offices: 1100 Canterbury Road, Shakopee, Minnesota 55379

Item 2.
	(a)	Name of Person Filing: Curtis A. Sampson
	(b)	Address of Principal Business Office or, if none, Residence: 1100 Canterbury Road, Shakopee, Minnesota 55379
	(c)	Citizenship: United States
	(d)	Title of Class of Securities: Common stock, $.01 par value
	(e)	CUSIP Number: 13811E 10 1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
	(a)	☐	Broker or Dealer registered under Section 15 of the Act.
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940.
	(e)	☐	Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	Parent Holding Company, in accordance with §240.13d-1(b)(ii)(G) (Note: See Item 7).
	(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:
(a)

Amount beneficially owned:

Mr. Sampson beneficially owns 891,250 shares of the outstanding common stock of the Issuer, which includes: (i) 851,650 shares of common stock owned by Mr. Sampson individually; (ii) options held by Mr. Sampson and exercisable within 60 days of December 31, 2008 to purchase 28,000 shares of common stock; (iii) 11,300 shares of common stock owned by Mr. Sampson’s spouse, for which beneficial ownership is disclaimed; and (iv) 300 shares held by the Sampson Family Foundation, a charitable foundation of which Mr. Sampson is the sole trustee.

(b)

Percent of class:

22.51% based on 3,930,483 shares of the Issuer’s common stock outstanding as of November 14, 2008 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 and including all 891,250 shares that could be deemed to be beneficially owned by Mr. Sampson.

(c) The Reporting Person has the power to vote or dispose of the shares as follows:
(i) Sole power to vote or direct the vote: 879,950 (includes options held by Mr. Sampson and exercisable within 60 days of December 31, 2008 to purchase 28,000 shares of common stock).
(ii) Shared power to vote or direct the vote: 11,300
(iii) Sole power to dispose or direct the disposition: 879,950 (includes options exercisable within 60 days of December 31, 2008 to purchase 28,000 shares)
(iv) Shared power to dispose or direct the disposition: 11,300

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Reported on by the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 2009
Date
/s/ Curtis A. Sampson
Signature
Curtis A. Sampson
Name/Title